UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR – ANNUAL REPORT
UNDER THE SECURITIES ACT OF 1933

Mark one:

   ____   Form C: Offering Statement

   ____   Form C-U: Progress Update

   ____   Form C/A: Amendment to Offering Statement

          ____   Check if amendment is material and investors must reconfirm within five business days.

  X   **Form C-AR: Annual Report**

   ____   Form C-AR/A: Amendment to Annual Report

   ____   Form C-TR: Termination of Reporting

Name of issuer: **Three Sisters Artisanal Meats, LLC**

Legal status of issuer:

    Form: **Single member limited liability company**

    Jurisdiction of incorporation or organization: **Wyoming**

    Date of organization: **April 15, 2022**

Physical address of issuer: **1106 East Jefferson Street, Boise Idaho 83712**

Website of issuer: **3sistersmeats.com**

Current number of employees: **1**

Financial Highlights ($)	Most recent fiscal year ended Dec 31, 2022	Prior fiscal year ended Dec 31, 2021
Total assets	48,271	--
Cash & cash equivalents	38,397	--
Accounts receivable	475	--
Short-term debt	-	--
Long-term debt	50,500	--
Revenues	8,500	--
Cost of goods sold	10,838	--
Taxes paid	-	--
Net loss	(7,329)	--

ANNUAL REPORT ON FORM C-AR
For the Period from Inception on
April 15, 2022 to December 31, 2022

Three Sisters Artisanal Meats, LLC



About this Form C-AR

This Annual Report on Form C-AR, including the cover page and all exhibits attached hereto, (the "Form C- AR" or the "Annual Report") is being furnished by Three Sisters Artisanal Meats, LLC, a Wyoming limited liability company (the "Company", "Three Sisters", "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at 3sistersmeats.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C-AR is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:
1) **Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,**
2) **Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,**
3) **Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,**
4) **The repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or**
5) **The liquidation or dissolution of the Company.**

Forward Looking Statements

This Form C-AR and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary in materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The date of this Form C-AR is July 7, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that appears elsewhere in this Form C-AR and the Exhibits hereto.

Three Sisters Artisanal Meats, LLC (the "Company", "Three Sisters Meats", or "Three Sisters") makes and markets northern Spanish-style, dry-cured chorizo using a traditional family recipe originating from the Tierra de La Bañeza region of León, Spain. The recipe incorporates only certified all-natural pork and nine ingredients.

Three Sisters is led by Jaime Acebes Fernandez, Founder, President, Chief Executive Manager, and Chief Financial Manager. Its predecessor, a sole proprietorship operated by Jaime doing business under the name "Three Sisters Artisanal Meats", first started producing and selling chorizo in the San Francisco Bay area in 2018. Today, the Company sells its refined and perfected product online and through five wholesalers. In 2022, the Company acquired a co-packing relationship with Espuña LLC of Gloversville, New York, a USDA-certified producer of Spanish charcuterie. Three Sisters uses the fulfillment services of ShipBob, permitting warehousing across the U.S. and making its products easily accessible by reducing shipping time and costs.

The Company is a Wyoming limited liability company formed on April 15, 2022 and is located at 1106 East Jefferson Street, Boise ID 83712. Its telephone number is 530-301-7722 and its website is 3sistersmeats.com.

The information available on or through the Company's website is not a part of this Form C-AR.

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS ANNUAL REPORT. IN ADDITION, THE STATEMENTS IN THIS SECTION AND OTHER SECTIONS OF THIS FORM C-AR INCLUDE "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. YOU SHOULD, HOWEVER, CONSULT ANY SUBSEQUENT DISCLOSURES WE MAKE IN OUR FILINGS WITH THE SEC.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THE FACTORS DISCUSSED ELSEWHERE IN THIS REPORT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

Risks Related to the Company's Business & Financial Condition

We have a limited operating history.

The Company was organized on April 15, 2022, and, as such, has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must consider these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:
• Raise adequate financing
• Respond effectively to competition, and
• Attract and retain qualified employees

There can be no assurance that we will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow or be successful in implementing its business plan.

We have experienced losses, may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern;" our inability to generate revenues and profits will adversely affect our business and the value of your investment.

For the period from inception on April 15, 2022 to December 31, 2022, we incurred net losses of $7,329. As of December 31, 2022, we had current assets of $44,357, no current liabilities, and working capital of $44,357. These results of operations are unaudited. Our operating results for future periods will include significant expenses, including increased sales and marketing costs and general and administrative expenses, for which we may not generate sufficient revenues or have enough available capital. The continuation of the Company as a going concern is contingent upon our ability to successfully continue to develop and market our products, generate revenues, and secure additional financing. There is no assurance that the Company will obtain necessary capital as, when, and to the extent needed.

To date we have generated only limited sales. Our failure to generate significant revenues and ultimately profits may force us to curtail our plans, suspend our operations and possibly even liquidate our assets and wind up and dissolve our Company. We may be unsuccessful in generating revenues or profits, in which case you will likely lose your investment.

Numerous companies compete with us. Our future performance will depend in large part upon our ability to provide products that are priced more attractively, and superior in quality to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product development and marketing efforts, we may be unsuccessful as a company. We cannot guarantee that competitors will not introduce comparable or superior products, which are priced more favorably than ours, or that we will operate profitably in the future.

Most of our actual and potential competitors have greater name recognition, financial, technical, and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against current and future competitors. In order to respond to changes in the competitive environment, we may, from time to time, make pricing or marketing decisions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing to remain competitive.

We are highly dependent upon certain key personnel.

The Company is highly dependent on its Founder, President, Chief Executive Manager, and Chief Financial Manager, Jaime Fernandez. The loss of this individual could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on this person.

We have not prepared any reviewed or audited financial statements.

Therefore, you have no financial information that has been reviewed or audited by an independent third party on which to make your investment decision. The Company is a start-up entity and has only recently retained an accountant to prepare annual financial statements.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

The market for our products is highly competitive.

We face competition with respect to our current products and any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing, thus they may be better equipped than us to develop and commercialize similar products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues.

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies.

The manufacturing, marketing, and distribution of food products is subject to extensive federal, state, and local governmental regulation. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to our Securities

Our recently completed offering of Convertible Promissory Notes was made in reliance upon an exemption from registration requirements pursuant to Regulation CF and there is no guarantee that such offering complied with the requirements for such an exemption.

Our recently completed offering of Convertible Promissory Notes (the "Notes") was not registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities were offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws. While we believe the offering complied with the requirements of such exemption, if it did not, investors may have the right to rescind their investment.

The offer was not reviewed by securities agencies.

The offer and sale of our Notes was not approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of our securities.

The Notes and the securities to be issued upon their conversion (units of membership interest in the Company) are "restricted securities" under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration. In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's membership interests. Consequently, each investor's ability to control the timing of the liquidation of their investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period.

There is no market, and there may never be a market, for the Company's membership interests, which may make it difficult for you to sell them upon conversion of the Notes.

The Company is a private company and there is no trading market for any of its securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Company's membership interests, the ability of holders of its membership interests to sell the same, or the prices at which holders may be able to sell such membership interests.

We cannot provide assurance regarding distributions.

The Company's Operating Agreement calls for allocations and distributions of net profits or net losses to members on an annual basis in proportion to each member's relative interest in the Company and in accordance with Treasury Regulation 1.701-1. The existence of annual net income sufficient to make such distributions cannot be guaranteed.

The Company's managers are indemnified by the Company.

The Company's Operating Agreement provides for the indemnification of the Company's managers, and, to the extent permitted by such law, eliminate or limit the personal liability of managers to the Company and its members of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE IMPACT THAT THEIR PARTICIPATION IN THE COMPANY MAY HAVE ON THEIR FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO THEIR PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

Following conversion, if you are not involved in our operations on a regular, continuing, and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict your ability to currently deduct any of the Company's losses that are passed through to you.

Upon conversion, income allocations assigned to an investor's membership interests may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income upon conversion of the Notes. An investor may receive allocations of taxable income that result in a tax liability that exceeds any cash distributions the Company may make. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss, and deduction causing additional tax liability to the Company's members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS ANNUAL REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT

BUSINESS

Overview

Three Sisters Artisanal Meats, LLC (the "Company", "Three Sisters Meats", or "Three Sisters") makes and markets northern Spanish-style, dry-cured chorizo using a traditional family recipe originating from the [Tierra de La Bañeza](#) region of the [Province of León](#), Spain that incorporates only certified all-natural pork and nine ingredients. The Founder and President of Three Sisters is Jaime Acebes Fernandez. The Company's predecessor, a sole proprietorship of the same name, first started producing and selling chorizo in the San Francisco Bay area in 2018. Today, the Company sells its refined and perfected product online and through wholesalers. In 2022, the Company acquired a co-packing relationship with [Espuña LLC](#) of Gloversville, New York, a USDA-certified producer of Spanish charcuterie. Three Sisters uses the fulfillment services of [ShipBob](#) to warehouse and ship. The Company is a Wyoming limited liability company formed on April 6, 2022 and is located at 1106 East Jefferson Street, Boise Idaho 83712. Its telephone is 530-301-7722 and its website is [https://3sisters meats.com](https://3sistersmeats.com).

Business Plan

Sales of charcuterie-based deli meats and charcuterie packaged snacks in the United States were over $950 million in 2020 and continue to grow at approximately 10% per year, according to Deli Business magazine. Factor in dry-cured ham, prosciutto, and other charcuterie, and the value of charcuterie sales in the United States is $1 billion to $2 billion annually ([IFT.com](#) February, 2022). In fact, the demand for quality charcuterie and dry-cured meats has only grown over the last few years.

Management believes Three Sisters has an opportunity to achieve a significant percentage of this market given its highly scalable, virtually all variable cost business model. For example, we plan on expanding our marketing and sales channels. Since 2021, we have been able to maintain a successful online retail presence while expanding our wholesale reach. We intend to create relationships with regional and multi-state grocery stores and increase sales to charcuterie and subscription box services, online wholesalers, wineries, and caterers that serve clients in specific industries including technology and airlines.



The President and founder of Three Sisters is Jaime Acebes Fernandez. The Company's predecessor, a sole proprietorship owned and operated by Jaime, first started producing and selling chorizo in the San Francisco Bay area in April 2019.

In 2022, the Company acquired a co-packing relationship with [Espuña LLC](#) of Gloversville, New York. Espuña is a USDA-certified producer of Spanish charcuterie, with an infrastructure that will allow us to increase our volume without sacrificing product quality.

Espuña LLC is owned by Esteban Espuña S.A., a traditional and innovative producer of Spanish charcuterie. The history of Espuña dates to 1947 when Esteve Espuña began producing sausages using traditional recipes in his farmhouse near [Olot](#), Spain. Today Espuña has state-of-the-art facilities that serve customers all over the world. Espuña's recipe for success combines innovation and best practices to ensure that their old-world Spanish-cured meats maintain artisan craftsmanship for a truly authentic experience.

The Company uses the fulfillment services of ShipBob, permitting us to warehouse across the U.S. and make our products easily accessible for both wholesale and retail customers by reducing shipping time and costs.

Over the past several years the Company has created a solid foundation from which to grow and expand our sales reach in a meaningful way.

Products

Chorizo has been made in Spain for hundreds of years with a variety of different recipes, all of which have one main commonality - *pimentón*, the fiery red pepper from the province of Extremadura that gives Spanish chorizo its distinctive color, smell, and most importantly, taste. Per Jaime:

> *What sets Three Sisters chorizo apart from any currently made and sold in the U.S. is its authenticity - our family recipe comes from the hills of León and has been passed down for generations. This is more than just a recipe for chorizo, it is centuries of tradition and culture that has sustained us through the cold northern winters and long days of summer harvest.*

> *Making and curing meats, whether pork or beef, is as much part of the landscape of Castilla and León as the cathedrals, castles, and small villages that dot the landscape. My family on both sides is from these villages. I was born and raised in California and making chorizo in the winter with my parents was a way that I could stay connected to Spain through this artisanal skill. It was a time when my parents would share and reminisce about their youth in their villages, what life was like for my grandparents, and what it was like to grow up in a large family.*

> *These traditions and stories are what make us unique at Three Sisters. We are authentically Spanish but made in America. This chorizo is a way to honor and pay respect to my family and its culture.*

> *We make traditional Spanish-style dry cured chorizo using our multi-generational family recipe, using only 100% sustainably raised pork and nine all-natural ingredients, with no artificial preservatives, flavors, or colors and zero sugar. Our chorizo is a clean-label, USDA-approved product, using the highest-quality craftsmanship to make a uniquely delicious and versatile product that can be used in any meal and incorporated into a variety of dishes.*

> *The name Three Sisters is a homage to my parents. It was the name of the first ranch my father worked on when he came to California in 1972, and for my mother who is one of three sisters.*

> *There's a lot that has gone into creating Three Sisters and that is why we are so proud to share it. The same quality and attention to detail my family put into their chorizo we put into ours. We hope you come to enjoy our chorizo as much as we do.*

> *Muchisimas gracias y buen provecho!*

Most Spanish chorizos feature three common ingredients: pork, smoked paprika, and garlic. Our recipe uses pork and nine simple flavorings and ingredients that you can pronounce - wine, salt, paprika, black pepper, oregano, cayenne, garlic, natural flavors, and lactic acid starter culture. Our pigs eat a 100% vegetarian diet and are never administered antibiotics. Our goal is to provide you with authentic, all-natural, clean-label chorizo with no artificial flavors, colors, preservatives, or added sugar that is suitable for all occasions.



All told, our family recipe has been passed down for generations and is now available to you for an authentic taste of León, Spain.



Three Sisters Dry Cured Chorizo
A taste of Spain, made in America

6 oz Link Wholesale - $5.99 Retail - $12.99 **Case of 12** Wholesale - $70.00 Retail - $155.00	**3 oz Slices** Wholesale - $3.85 Retail - $7.99 **Case of 15** Wholesale - $56.00 Retail - $120.00

   

We currently offer two SKUs - a 6 oz dry-cured link and a 3 oz sliced chorizo package – in individual count and case quantities. These products are the foundation of the Company. In time, we plan on developing and adding new products to the line.

As of June 15, 2023, wholesale prices are $5.99 per 6 oz link or $70.00 per 12 count case and $3.85 per 3 oz sliced pack or $56.00 per 15 count case. Retail prices on our website are $12.99 per 6 oz link or $155.00 per 12 count case and $7.99 per 3 oz sliced pack or $120.00 per 15 count case.

With respect to our production costs, the minimum order Espuña will accept is 1,000 pounds of finished dry-weight product at a cost to us of $3.75 per 6 oz link and $1.87 per 3 oz sliced pack. ShipBob charges us: a) receiving costs of $25.00 for the first 2 hours and $40.00/man-hour thereafter; b) storage costs of $40/month per pallet (each pallet holds ~190 cases); and c) pick, pack, and ship fees that vary depending on the number, size, weight, and destination of orders. Together, these costs constitute our cost of goods sold ("CoGS"). These prices and costs result in expected gross profits and margins as shown below:

Proforma Gross Profit & Margin Analysis
shaded cells accept inputs

	Per Unit				Per Case			
	6 oz Links		3 oz Slices		6 oz Links		3 oz Slices	
	Wholesale	Retail	Wholesale	Retail	Wholesale	Retail	Wholesale	Retail
Assumptions								
Units/1,000 lbs..........	2,600	2,600	5,300	5,300	--	--	--	--
Units/case................	--	--	--	--	12	12	15	15
Cases/1,000 lbs.........	--	--	--	--	216	216	353	353
Price ($)...................	5.99	12.99	3.85	7.99	70.00	155.00	56.00	120.00
CoGS ($).................	3.75	3.75	1.87	1.87	45.00	45.00	28.05	28.05
Results								
Revenue ($).............	15,574	33,774	20,405	42,347	15,120	33,480	19,768	42,360
COGS ($).................	9,750	9,750	9,911	9,911	9,720	9,720	9,902	9,902
Gross profit ($)........	5,824	24,024	10,494	32,436	5,400	23,760	9,866	32,458
Gross margin (%).....	37.4%	71.1%	51.4%	76.6%	35.7%	71.0%	49.9%	76.6%

For the period from April 15, 2022 to December 31, 2022, about 8.5 months, sales were as follows:

Sales by Product & Channel, 2022
Shaded cells accept inputs

	6 oz Links		3 oz Slices		Total	
	Count	Percent	Count	Percent	Total	Percent
Wholesale						
Sales ($)....................................	1,007	20.7%	3,867	79.3%	4,874	100.0%
Cases........................….......	15	17.6%	70	82.4%	85	100.0%
Avg price ($)........................	67.13	--	55.24	--	57.34	--
Retail						
Sales ($)....................................	2,007	54.8%	1,658	45.2%	3,665	100.0%
Units....................….........	154	42.7%	207	57.3%	361	100.0%
Avg price ($)........................	13.03	--	8.01	--	10.15	--
Total						
Sales ($)....................................	3,014	35.3%	5,525	64.7%	8,539	100.0%
COGS ($)....................................	3,015	29.7%	7,136	70.3%	10,151	100.0%
Gross profit (loss) ($)...............	(1)	--	(1,611)	--	(1,612)	--
Gross margin (%).....................	0.0%	--	-29.2%	--	-18.9%	--
Sales, percent of total						
Wholesale................................	33.4%	--	70.0%	--	57.1%	--
Retail......................................	66.6%	--	30.0%	--	42.9%	--
Total.....................................	100.0%		100.0%		100.0%	

There is some degree of seasonality to our sales, with the fall and winter holiday seasons, the third and fourth calendar quarters, respectively, accounting for about 65% of the annual total. Given our production and shipping relationships, we are in an excellent strategic position to expand sales and create relationships with large-volume clients from different retail channels.

Supply Chain

The raw materials essential to our business are widely available from multiple suppliers, and we acquire such through our relationship with Espuña.

Customer Base

Our customer base is a diverse multi-racial, multi-ethnic, and gender mix, from ages 25 to 75. While we produce a premium product, we price it to appeal to a large customer base. Many of our customers are located on the East Coast and are familiar with artisanal and specialty foods.

Competition

The Company's primary competitors are La Espanola Meats, Palacios, and Dona Juana. The markets for the Company's products are highly competitive and characterized by frequent new product introductions and innovations. Further, competitors may aggressively cut prices or lower margins to gain or maintain market share. Principal competitive factors include price, taste, and quality.

Brand	MSRP	Size/Cut	Ingredients
Three Sisters Meats (1)	*$12.99*	*6oz chub*	*Pork, organic wine, salt, paprika, cayenne, black pepper, oregano, garlic powder, natural flavor, lactic acid starter culture*
Colamecos	$9.99	7oz chub	Pork, sea salt, less than 20% of Spanish paprika, turbinado sugar, natural flavoring, organic wine, oregano, starter culture
Gusto	$11.79	6oz chub	Pork, sea salt, contains less than 2% of the following: turbinado sugar, cultured, celery juice powder (cultured celery juice powder, sea salt, canola oil), smoked paprika, natural flavoring, wine, garlic, lactic acid starter culture
Three Sisters Meats (1)	*$7.99*	*3oz sliced*	*Pork, wine, salt, paprika, cayenne, black pepper, oregano, garlic powder, natural flavor, lactic acid starter culture*
Palacios	$8.98	3.5oz sliced	Pork, paprika, salt, garlic, natural flavor
Doña Juana	$8.25	4oz sliced	Pork, paprika, sea salt, water, non-fat dry milk, garlic, spices, sodium erythorbate, lactic acid starter culture, sodium nitrite, potassium nitrate

Note

*1 - **Three Sisters' Chorizo** is made wiih USDA certified all-natural pork fed a vegetarian diet and administered no antibiotics. It has zero sugar, no nitrite or nitrate, no artificial flavors, colors, preservatives, gluten, or nuts and is dairy-free.*

Employees

The Company currently has one employee in Idaho.

Intellectual Property

The primary intellectual property we possess is a trade secret - the recipe for our chorizo. We have no patents, trademarks, or licenses.

Regulatory Matters

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies.

The manufacturing, marketing, and distribution of food products is subject to federal, state, and local governmental regulation. These rules and regulations control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of products and ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters.

The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Litigation

There are no lawsuits or other litigation pending, or to the Company's knowledge, threatened, against the Company.

MANAGEMENT

The Company is a Wyoming member-managed limited liability company organized on April 15, 2022.

Managers

The Managers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years.

Name	Company	Title	Dates	Responsibilities
Jaime Acebes Fernandez	Three Sisters Artisanal Meats, LLC	Founder, President, Chief Executive Manager, and Chief Financial Manager	Apr 2022 to present	Executive functions
	Three Sisters Artisanal Meats	Sole Proprietor	Apr 2019 to Apr 2022	Sales, marketing, and distribution of cured chorizo
	American National Insurance	Producer	Jul 2020 to Oct 2021	Insurance sales
	Golden Gate Meat Company	Employee	Nov 2016 to Apr 2019	Production and shipping

Jaime Acebes Fernandez, age 44, is the Founder and principal owner of Three Sisters Meats. Jaime has been making chorizo since he was 4 years old with his parents on their small ranch in Northern California. Both sides of his family have a long history of creating various traditional Spanish cured meats in the hills of León and Asturias. Jaime inherited the recipe and skills for making chorizo from his family, turning the tradition into a company, beginning in Richmond, California, and now working with Espuña, the Company's co-packing partner, to create a product line of authentic and delicious links and sliced chorizo.

Indemnification

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant in any pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Company, by reason of the fact that they are or were a member, manager, employee, or agent of the Company, or is or was serving at the request of the Company, for instant expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding if the members determine that they acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Company, and with respect to any criminal action or proceeding, has no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was lawful.

CAPITALIZATION & OWNERSHIP

Capitalization

The Company is a Wyoming member-managed limited liability company organized on April 15, 2022 and is governed by the terms and conditions of its Articles of Organization and Operating Agreement. Under the provisions of such documents, Three Sisters currently has a single class of membership units into which the members' ownership interests in the Company are divided (the "Units"), of which 408,144 are deemed to be outstanding.

Each such Unit incorporates "Governance Rights" and "Financial Rights" and the rights to separately assign such rights, in accordance with the Wyoming Limited Liability Company Act, the Articles of Organization, and the Operating Agreement, provided that if such separation and assignment occurs, it is appropriately reflected in the Company's books and records. "Financial Rights" means the right to share in the Company's net income, net losses and distributions and the right to assign such rights. "Governance Rights" means all rights associated with a Unit other than Financial Rights, including, without limitation, rights to vote, receive notices, and attend meetings of members.

The Company has the following equity interests issued and outstanding:

Type of security	Limited Liability Company Membership Units ("Units")
Amount outstanding	408,144 Units
Voting rights	Each Unit gets one vote
Anti-dilution rights	None
How this security may limit, dilute, or qualify the Notes issued pursuant to Regulation CF	Not applicable

As of December 31, 2022, the Company had a total of $50,500 of debt outstanding as follows:

Type of debt	Convertible Promissory Notes (the "Notes")
Name of creditors	Allen Gobel, Sarah Gallant, John Gallant, Valencia-Mickelson Trust, Studio Ostendo
Amount outstanding	$50,500, consisting of 101 Notes of $500.00 each
Interest rate & payment schedule	The Notes bear interest at an annual rate of 5.00%, paid annually on the anniversary of issuance or December 31 of each year, with the first such payment due December 31, 2023
Amortization schedule	None prior to Maturity
Describe any collateral or security	None
Maturity date	The Notes mature on the earlier of: (a) December 31, 2027, five years from the date issued; or (b) That date upon which the holder has received payments in an amount equal to the holder's initial investment

Conversion	Upon Maturity, the Company may, at its option, convert the outstanding principal balance and accrued interest thereon into Units at a conversion ratio of one dollar of principal or interest to one Unit. That is, each Note with a par value of $500.00 is convertible into 500 Units. For holders of Notes converted into Units, distributions, when and if declared by the Manager, shall be paid *pro rata,* calculated by dividing total Units owned by such Member by the total Units outstanding. Until such time as the Notes are converted into Units, Noteholders shall have no authority to vote on any matters.
Other material terms	Each investor in this Offering will receive as an additional "perk" for their investment - a subscription box for the Company's products. Perks shall be allocated as follows: • $1,000 investment = 1 case of either links or slices, 15 packages available. • $2,500 investment = 2 cases of either variety, 8 packages available. • $5,000 investment = 3 months of 1 case of either variety, 4 packages available. • $10,000 investment = 6 months of 1 case of either variety, 2 packages available. • $25,000 investment = 12 months of 1 case of either variety, 1 package available.

The following table summarizes the actual capitalization of the Company as of December 31, 2022:

Actual Capitalization, December 31, 2022

Holder	Units	$/Unit	Dollars	Percent
Jaime Fernandez………………	400,000	0.00025	100.00	98.00%
Studio Ostendo, Co (1)……….	8,144	0.61395	5,000.00	2.00%
Total……………………………	408,144	0.01250	5,100.00	100.00%

1 - From May to October 2022, Studio Ostendo, Co. provided design services to the Company valued at $5,000 and in return was issued 8,144 Units in the Company in lieu of payment in cash

The following table shows the *proforma* capitalization of the Company assuming:
• No other equity issuances prior to conversion;
• All interest up until conversion has been paid in cash, and
• All $50,500 in principal amount of issued and outstanding Notes are converted into 50,500 Units.

***Proforma* Capitalization, Post-Conversion**

Holder	Units	$/Unit	Dollars	Percent
Jaime Fernandez………………	400,000	0.00025	100.00	87.21%
Studio Ostendo, Co (1)……….	8,144	0.61395	5,000.00	1.78%
Convertible Notes…………….	50,500	1.00000	50,500.00	11.01%
Total……………………………	458,644	0.12123	55,600.00	100.00%

Ownership

Listed below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities as of June 30, 2023.

Name	Capital Contributed	Units Owned	Percentage Owned
Jaime Fernandez	$100	400,000	98.00%

Previous Exempt Offerings

Offering closing date	Security type	Money raised	Use of proceeds	Exemption from registration
December 31, 2022	Convertible Promissory Notes	$50,500	Initial production order, operating expenses including sales & marketing and general & administrative expenses, and working capital	Regulation CF
October 31, 2022	Limited Liability Company Membership Units	$5,000	Design services	Section 4(a)(2)
April 15, 2022	Limited Liability Company Membership Units	$100	General operations	Section 4(a)(2)

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:
1) To the Company;
2) To an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended;
3) As part of an offering registered with the SEC; or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal-equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

FINANCIAL INFORMATION

Material Changes & Other Information

In addition to the following information, please see the financial information listed on the cover page and the financial statements attached as Exhibit A, which are an important part of this annual report on Form C-AR and should be reviewed in their entirety.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for 2022 have not yet been filed.

Operations

On December 31, 2022, the Company completed the sale of $50,500 of its Convertible Promissory Notes pursuant to Regulation CF. The offering began in June 2022. Following the offering, we believe have enough liquidity to execute our business plan, assuming our monthly sales increase and our monthly average loss of approximately $1,000 does not increase dramatically. We expect to be profitable for calendar 2023.

We generate substantially all our revenue from our website, 3sistersmeats.com, in the form of individual wholesale and retail sales. For the period from inception on April 15, 2022 to December 31, 2022, the Company generated net sales of $8,500. For the period, costs of goods sold totaled $10,838 for a gross loss of $2,338. Operating expenses totaled $4,951 for the period, resulting in an operating and net loss of $7,329.

Liquidity & Capital Resources

On December 31, 2022, the Company closed its offering of Convertible Notes pursuant to Regulation CF, raising $50,500.

On June 1, 2023, the Company entered into a $75,000 revolving line of credit agreement with a bank. Interest is payable monthly at a fixed rate of 9.00%. The line matures on June 1, 2024 and is unsecured. As of June 30, 2023, the outstanding principal balance was $15,000.

The Company does not have any additional sources of capital other than those indicated above.

Capital Expenditures & Other Obligations

The Company does not intend to make any material capital expenditures in the future.

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with "related persons". Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the periods from inception on April 15, 2022 to December 31, 2022, and from January 1, 2023 to the date hereof, the Company has had no transactions with related persons.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jaime Fernandez
Jaime Fernandez
Chief Executive Manager

EXHIBIT A - FINANCIAL STATEMENTS

THREE SISTERS ARTISANAL MEATS, LLC
Certification

I, Jaime Fernandez, Chief Executive Manager of Three Sisters Artisanal Meats, LLC (the "Company"), certify that:

1. The financial statements of the Company included in this Form C-AR are true and complete in all material respects; and

2. The Company's federal and state tax returns for 2022 have not yet been filed.

Dated: July 7, 2023

/s/ Jaime Fernandez
Jaime Fernandez
Chief Executive Manager

THREE SISTERS ARTISANAL MEATS, LLC
Balance Sheet
(Unaudited)

		As of December 31, 2022
ASSETS		
Current Assets		
Cash	$	38,397
Accounts receivable		475
Inventories		5,485
Other current assets		-
Total current sssets		44,357
Other Assets		
Intangibles		5,000
Accumulated amortization		(1,086)
Other assets, net		3,914
Total Assets	$	48,271
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Short term debt	$	-
Accounts payable		-
Accrued expenses		-
Other current liabilities		-
Total current liabilities		-
Long Term Liabilities		
Convertible Promissory Notes		50,500
Total long term liabilities		50,500
Total Liabilities		50,500
Commitments		
Members' Equity		
Limited Liability Company Membership Interests, 408,144 Units issued and outstanding		5,100
Retained earnings (deficit)		(7,329)
Total Members' Equity		(2,229)
Total Liabilities and Members' Equity	$	48,271

See accompanying Notes to Financial Statements

THREE SISTERS ARTISANAL MEATS, LLC
Statement of Operations
(Unaudited)

	For the period from inception on April 15, 2022 to December 31, 2022
Net Sales	$ 8,500
Costs of Goods Sold	
Purchases	10,350
Freight and shipping	488
Total cost of goods sold	10,838
Gross Loss	(2,338)
Operating Expenses	
Advertising and promotion	190
Amortization	1,086
Depreciation	-
Dues and subscriptions	150
Insurance	300
Meals and entertainment	250
Offfice rent	1,500
Office supplies and expense	250
Postage	165
Repairs and maintenance	-
Telephone	250
Utilities	350
Vehicle expense	500
Total selling, general, and administrative expense	4,991
Loss from Operations	(7,329)
Other Income (Expense)	
Interest income	-
Interest expense	-
Other income	-
Other expense	-
Other income (expense), net	-
Net Loss	$ (7,329)

See accompanying Notes to Financial Statements

THREE SISTERS ARTISANAL MEATS, LLC
Statement of Cash Flows
(Unaudited)

	For the period from inception on April 15, 2022 to December 31, 2022
Cash Flows from Operating Activities	
Net loss…………………………………………………………………………………………	$ (7,329)
Depreciation and amortization…………………………………………………………	1,086
Changes in operating assets and liabilities:	
Accounts receivable………………………………………………………………………	(475)
Inventories…………………………………………………………………………………	(5,485)
Other current assets……………………………………………………………………	-
Accounts payable…………………………………………………………………………	-
Accrued expenses…………………………………………………………………………	-
Other current liabilities………………………………………………………………	-
Cash provided by (used for) operating activities…………………………………	(12,203)
Cash Flows from Investing Activities	
Acquisition of intangibles………………………………………………………………	(5,000)
Cash provided by (used for) investing activities……………………………………	(5,000)
Cash Flows from Financing Activities	
Short term debt……………………………………………………………………………	-
Convertible Promissory Notes issuance……………………………………………………	50,500
Limited Liability Company Membership Interests Units issuance………………………	5,100
Cash provided by (used for) financing activities……………………………………	55,600
Net Cash Flow…………………………………………………………………………	$ 38,397
Cash	
Beginning of period………………………………………………………………………	$ -
Net cash flow………………………………………………………………………………	38,397
End of period………………………………………………………………………………	$ 38,397
Supplemental Disclosures	
Cash paid for income taxes……………………………………………………………	$ -
Cash paid for interest expense………………………………………………………	$ -

See accompanying Notes to Financial Statements

THREE SISTERS ARTISANAL MEATS, LLC
Statement of Changes in Members' Equity
(Unaudited)

	Limited Liability Company Membership Interests (Units)	Limited Liability Company Membership Interests (Dollars)	Retained earnings (deficit)	Total members' equity
Balances at April 14, 2022............................	-	$ -	$ -	$ -
Sale of Units to Founder.…...............................	400,000	$ 100	$ -	$ 100
Sale of Units to others.….................................	8,144	5,000	-	5,000
Net loss.…...	-	-	(7,329)	(7,329)
Balance at December 31, 2022…....................	408,144	$ 5,100	$ (7,329)	$ (2,229)

See accompanying Notes to Financial Statements

THREE SISTERS ARTISANAL MEATS, LLC
Notes to Financial Statements
December 31, 2022

Note 1. Nature of Business and Significant Accounting Polices

Business Organization

Three Sisters Artisanal Meats, LLC (the "Company", "Three Sisters Meats", or "Three Sisters") makes and markets northern Spanish-style, dry-cured chorizo using a traditional family recipe originating from the Tierra de La Bañeza region of León, Spain. The recipe incorporates only certified all-natural pork and nine ingredients. The Company is a Wyoming limited liability company formed on April 15, 2022 and is located at 1106 East Jefferson Street, Boise ID 83712. Its telephone number is 530-301-7722 and its website is 3sistersmeats.com.

Use of Estimates

Management makes estimates and assumptions in preparing financial statements in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). These estimates and assumptions affect reported assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid, short-term investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains its cash in accounts, which, at times, may exceed insured limits. The Company has not experienced any losses in such accounts.

Trade Receivables

The Company extends credit to its customers, primarily on an unsecured basis, on terms that it establishes for individual customers. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories

Inventories are stated at the lower of cost or net realizable value. We principally determine cost using the last-in, first-out (LIFO) method.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, management would determine whether the carrying value exceeds expected undiscounted cash flows resulting from the use of the assets. If so, impairment losses may be recognized if the asset's carrying amount exceeds its fair value as determined by the expected discounted cash flows from the use of the asset, including cash flows from disposition. To date, management has determined that there has been no impairment of long-lived assets.

Revenue Recognition

Effective upon inception, the Company adopted *ASC 606 - Revenue from Contracts with Customers* (ASC 606), which provides a five-step model for recognizing revenue from contracts with customers as follows:
• Identify the contract with a customer
• Identify the performance obligations in the contract
• Determine the transaction price
• Allocate the transaction price to the performance obligations in the contract
• Recognize revenue when or as performance obligations are satisfied

Income Taxes

The Company is organized as a limited liability company under the laws of Wyoming and has elected to be taxed as a partnership. As such, it is not a taxable entity and no provision for federal or state income taxes has been made on the financial statements. However, members holding common units report their proportionate shares of taxable income or loss on their individual tax returns.

In accounting for uncertainty in income taxes, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company recognizes interest and penalties on any unrecognized tax benefits as a component of income tax expense. Based on evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination.

The Company's federal and state tax returns for 2022 have not yet been filed.

Fair Value Measurements

The Company follows the framework described in *ASC 820 – Fair Value Measurement* (ASC 820) and its associated updates for measuring fair value with respect to its financial and nonfinancial assets and liabilities on a recurring basis. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under the topic are described below:

Level 1: Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2: Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

Level 3: Valuation is derived from model-based techniques in which at least one significant input is observable and based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

Recent Accounting Pronouncements

In February 2016, the FASB issued *ASU No. 2016-02 - Leases (Topic 842)*. The guidance in this ASU supersedes that in *ASC Topic 840 - Leases*. Under the new guidance, lessees are required to recognize lease assets (right-to-use assets) and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for the Company beginning January 1, 2023.

Note 2. Inventories

Inventories, accounted for principally using the LIFO method, were comprised solely of finished goods, and totaled $5,485 as of December 31, 2022.

Note 3. Intangible Assets

Intangible assets include the following:

	As of December 31, 2022
Logo design	$ 1,000
Label designs	4,000
Intangible assets, gross	5,000
Accumulated amortization	(1,086)
Intangible and other assets, net	$ 3,914

Amortization of the logo and label designs is extended over their estimated useful lives of five and three years, respectively. Amortization expense for the year ended December 31, 2022, was $1,086.

Note 4. Debt

Debt of the Company consists of the following as of the dates indicated:

	As of December 31, 2022
Long Term Debt	
Convertible Promissory Notes (a)	$ 50,500
Long term debt, total	50,500
Less: current maturities	-
Long term debt, net	$ 50,500

a) Effective December 31, 2022, the Company issued $50,500 in total principal amount of its Convertible Promissory Notes (101 notes of $500 par value each, collectively, the "Notes") bearing interest at an annual rate of 5.00%. At maturity, each $500 Note is convertible into 500 units of the Company's Limited Liability Company Membership Interests (the "Units"). The Notes mature on December 31, 2027 and interest is payable annually on December 31 of each year and at maturity. Prepayment of the Notes may be made at any time without penalty. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

Aggregate annual scheduled maturities of long term debt are as follows:

Year ended December 31,	As of December 31, 2022
2023	$ -
2024	-
2025	-
2026	-
2027	50,500
Thereafter	-
Total	$ 50,500

Note 5. Ownership

As of December 31, 2022, the Company had issued 408,144 Units of Limited Liability Company Membership Interests.

Note 6. Going Concern

These financial statements are prepared on a going concern basis. The Company began operation in April 2022 and has incurred a cumulative loss for the period from inception through December 31, 2022 of $7,329. The Company's ability to continue is dependent upon management's ability to raise additional funds and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Note 7. Subsequent Events

On June 1, 2023, the Company entered into a $75,000 revolving line of credit agreement with a bank. Interest is payable monthly at a fixed rate of 9.00%. The line matures on June 1, 2024 and is unsecured. As of June 30, 2023, the outstanding principal balance was $15,000.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 7, 2023, the date the financial statements were available to be issued.